Exhibit 99.4

These materials are important and require your immediate attention. They require Holders (as defined below) to make important decisions. If you are in doubt as to what decision to make, please contact your financial, legal, income tax and/or other professional advisors. If you have any questions, or require assistance with delivering your consent, please contact the Company, by email at Camilo.Lyon@curaleaf.com.

CURALEAF HOLDINGS, INC.

NOTICE OF MEETING AND CONSENT SOLICITATION STATEMENT

AND

INFORMATION CIRCULAR

IN RESPECT OF AN AMENDMENT TO THE TRUST INDENTURE DATED DECEMBER 15, 2021, AS SUPPLEMENTED BY A FIRST SUPPLEMENTAL INDENTURE DATED AS OF DECEMBER 21, 2021 GOVERNING THE 8.0% SENIOR SECURED NOTES DUE DECEMBER 15, 2026 OF CURALEAF HOLDINGS, INC.

THE NOTEHOLDER MEETING IS SCHEDULED TO BE HELD AT 9:00 A.M. (NEW YORK TIME) ON AUGUST 18, 2023

JULY 14, 2023

CURALEAF HOLDINGS, INC. (the “Company”) is soliciting consents and proxies from holders of its 8.0% Senior Secured Notes due 2026 (the “Notes”) in order to approve the proposed amendments to the Indenture (as defined below). To make these amendments, the Company needs the consent of Holders representing at least a majority of the outstanding principal amount of Notes under the Indenture. Your consent is important to us. If the Company does not reach this threshold for consent, it will hold the Meeting (as defined below) to seek approval of the proposed amendments. If you have any questions regarding the information contained in this Notice of Meeting and Consent Solicitation and accompanying Information Circular (as defined below), you may contact the Company, by email at Camilo.Lyon@curaleaf.com.

The Tabulation Agent for the Consent Solicitation and the Depositary for Consent is:

Odyssey Trust Company

Telephone: 1-888-290-1175

E-Mail: corptrust@odysseytrust.com

TO CONSENT OR WITHHOLD CONSENT OR, IF THE MEETING IS HELD, VOTE FOR OR AGAINST THE PROPOSED INDENTURE AMENDMENTS (AS DEFINED BELOW), PLEASE COMPLETE THE APPLICABLE CONSENT AND PROXY FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AS SOON AS PRACTICABLE AND, IN ANY EVENT, NO LATER THAN 4:00 P.M. (NEW YORK TIME) ON AUGUST 15, 2023.

ONLY REGISTERED HOLDERS AND THOSE AUTHORIZED BY A REGISTERED HOLDER THROUGH AN OMNIBUS PROXY ARE PERMITTED TO COMPLETE AND DELIVER A CONSENT AND PROXY FORM AS DESCRIBED ABOVE. BENEFICIAL OR NON-REGISTERED HOLDERS MUST INSTRUCT THE INTERMEDIARY WITH WHOM THE NOTES ARE HELD, SUCH AS, AMONG OTHERS, BANKS, TRUST COMPANIES, SECURITIES DEALERS OR BROKERS BY DELIVERING THE ENCLOSED VOTING INSTRUCTION FORM IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED THEREIN BY 4:00 P.M. (NEW YORK TIME) ON AUGUST 16, 2023.

IF CONSENT FOR THE PROPOSED INDENTURE AMENDMENT IS OBTAINED FROM HOLDERS PRIOR TO AUGUST 16, 2023 PURSUANT TO THE CONSENT SOLICITATION, THEN THE COMPANY INTENDS TO PROMPTLY CANCEL THE MEETING.

BENEFICIAL OR NON-REGISTERED HOLDERS MUST CONTACT THE INTERMEDIARY WITH WHOM THEIR NOTES ARE HELD, SUCH AS, AMONG OTHERS, BANKS, TRUST COMPANIES, SECURITIES DEALERS OR BROKERS AND OBTAIN AND FOLLOW THE INTERMEDIARIES’ INSTRUCTIONS WITH RESPECT TO PROVIDING CONSENT.

NOTICE OF MEETING OF
NOTEHOLDERS

TO BE HELD ON AUGUST 18, 2023

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (the “Holders”) of Curaleaf Holdings, Inc.’s (the “Company”) 8.00% Senior Secured Notes due December 15, 2026 (the “Notes”) will be held on August 18, 2023 at 9:00 a.m. (New York time) at 420 Lexington Ave, Suite 2035, New York, New York, United States of America, 10170, for the following purpose:

1.	To consider, and if deemed advisable, to pass a resolution to approve an amendment to the trust indenture between the Company and Odyssey Trust Company (the “Trustee” or “Odyssey”), dated December 15, 2021 (the “Original Indenture”), as amended by a first supplemental trust indenture dated as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”) which, if passed will:

a.	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization (as defined below);

b.	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

c.	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined under the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

d.	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

e.	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf, Inc. (“Curaleaf USA”) (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements, and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

f.	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its Restricted Subsidiaries, to make such payments to Holders. With regards to the foregoing, the following sections will be amended:

i.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

ii.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal;

iii.	section 2.17 of the Indenture with regards to the opening of accounts by Restricted Subsidiaries;

iv.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to the redemption or purchase of the Notes by a Restricted Subsidiary;

g.	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and U.S.-based Restricted Subsidiaries thereof imposed by the TSX will not be prohibited under the Indenture;

h.	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary, in lieu of the Company, to make a Change of Control Offer (as defined in the Indenture), Asset Sale Offer (as defined in the Indenture) or Advance Offer (as defined in the Indenture), the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

i.	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with certain fundamental transactions will not apply to the Reorganization;

all as set forth in the accompanying information circular dated July 14, 2023 (the “Information Circular”); and

2.	to transact such other business as may be brought before the Meeting and any postponements or adjournments thereof.

You may attend the Meeting in person or, alternatively, vote by proxy (if you are a registered Holders) or by following the instructions on the voting information form (if you are a beneficial Holder), in each case, by following the applicable directions.

Only Holders of record as of 5:00 p.m. (New York time) on July 19, 2023, the record date for the Meeting, will be entitled to notice of, and to vote at, the Meeting or any postponements or adjournments thereof.

Substantially all of the Notes are registered in the name of a nominee of CDS Clearing and Depository Services Inc. Accordingly, in order for a beneficial holder of Notes to have its Notes voted at the Meeting, it must complete and sign the voting instruction form provided by its broker or other intermediary and return such voting instruction form in accordance with the instructions provided therein in advance of the Meeting. Failure to do so will result in your Notes not being voted at the Meeting. Holders may exercise their rights by attending the Meeting in person or by completing a form of proxy or voting instruction form. To do so, if you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy or voting instruction form and deal with it as directed. A Holder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “Curaleaf Proxyholders”) to represent such Holder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. If you wish that a person other than the Curaleaf Proxyholders attend and participate in the Meeting as your proxy and vote your Notes at the Meeting, including if you are a non-registered Holder and wish to appoint yourself as your proxy to virtually attend, participate and vote at the Meeting, you MUST submit your form of proxy or voting instruction form identifying such proxyholder. Failure to do so will result in the proxyholder not being able to participate in the Meeting.

To be valid, proxies and other voting instructions must be received by the Trustee by not later than 4:00 p.m. (New York time) on August 16, 2023. The time limit for the deposit of proxies and other voting instructions may be waived or extended by the chairperson of the Meeting in his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

Your vote is important. Whether or not you attend the Meeting, please take the time to vote your Notes in accordance with the instructions contained in the applicable instrument of proxy or other voting instruction form provided by your broker or other intermediary. If you have any questions or require assistance completing the instrument of proxy or other voting instruction form, please contact the Company by email at Camilo.Lyon@curaleaf.com.

The Information Circular provides additional information relating to matters to be dealt with at the Meeting and is deemed to form part of this Notice.

DATED as of July 14, 2023.

“Boris Jordan”
Boris Jordan Executive Chairman

CURALEAF HOLDINGS, INC.
CONSENT SOLICITATION STATEMENT

Solicitation of Consent to Amend the Indenture Relating to the
8.00% Senior Secured Notes due December 15, 2026 (the “Notes”)

CUSIP Nos.	ISIN Nos.
23126MAB8	CA23126MAB87
23126MAA0	CA23126MAA05

July 14, 2023

The Solicitation (as defined below) will expire at, and the deadline for providing Consent (as defined below) will be, 4:00 p.m. (New York time) on August 15, 2023 unless extended in the sole discretion of Curaleaf Holdings, Inc. (such time and date, as they may be extended, the “Solicitation Expiration Time”). Consent is being solicited to approve the Proposed Indenture Amendments (as defined below), as described in greater detail below.

In connection with the proposed listing (the “Listing”) of the subordinate voting shares (“SVS”) of Curaleaf Holdings, Inc. (the “Company”) on the Toronto Stock Exchange (“TSX”), the Company wishes to implement a reorganization of its U.S. cannabis assets. In order to facilitate the implementation of such reorganization, the Company is hereby soliciting consents (the “Consents”) from Holders (as defined below) (the “Solicitation”) to the proposed amendments (the “Proposed Indenture Amendments”) of the indenture among the Company and Odyssey Trust Company (the “Trustee” or “Odyssey”), dated as of December 15, 2021 (the “Original Indenture”) and as supplemented by a first supplemental trust indenture dated as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”), pursuant to which the Notes were issued, subject to the terms and conditions set forth in this Consent Solicitation Statement (the “Solicitation Statement”) and in the accompanying consent form delivered with the Solicitation (the “Consent Form”). Certain capitalized terms used but not defined herein have the meanings given to them in the Indenture.

Only Holders are eligible to Consent to the Proposed Indenture Amendments, which, if passed will:

(a)	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization (as defined below);

(b)	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

(c)	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined in the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

(d)	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

(e)	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf, Inc. (“Curaleaf USA”) (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements; and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

(f)	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its Restricted Subsidiaries, to make such payments to Holders. With regards to the foregoing, the following sections will be amended:

a.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

b.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal;

c.	section 2.17 of the Indenture with regards to the opening of accounts by Restricted Subsidiaries;

d.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to the redemption or purchase of the Notes by a Restricted Subsidiary;

(g)	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and U.S.-based Restricted Subsidiaries thereof imposed by the TSX will not be prohibited under the Indenture;

(h)	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary, in lieu of the Company, to make a Change of Control Offer (as defined in the Indenture), Asset Sale Offer (as defined in the Indenture) or Advance Offer (as defined in the Indenture), the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

(i)	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with certain fundamental transactions will not apply to the Reorganization.

The Proposed Indenture Amendments are more fully set forth in the accompanying information circular dated July 14, 2023 (the “Information Circular”).

As used herein, the term “Holder” means each person that is shown on the records of the Trustee for the Notes as a registered holder of the Notes, as of 5:00 p.m. (New York time) on July 19, 2023 (the “Consent Record Date”). As at the date hereof, a nominee of CDS Clearing and Depository Services Inc. (“CDS”) is the registered Holder of a significant portion of the Notes. If you hold a beneficial interest in Notes registered to CDS (referred to herein as a “Beneficial Holder”) you should promptly contact your Intermediary (as defined below) and obtain and follow your Intermediary’s instructions with respect to providing Consent. See “Procedures for Delivering Consent”.

Pursuant to section 12.1 of the Indenture, the Proposed Indenture Amendments must be approved by a resolution (the “Resolution”), as set out in Schedule B to the accompanying Information Circular, of the Holders of at least a majority in principal amount of the Notes represented and voting at the Meeting or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding (the “Requisite Consent”). Pursuant to section 9.6 of the Indenture, on a poll, each Holder present in person or represented by a duly appointed proxy will be entitled to one vote in respect of each $1.00 principal amount of the Notes. As of the date of this Solicitation Statement, $475,000,000 aggregate principal amount of the Notes are outstanding.

If you have any questions regarding the terms of the Solicitation or requests for assistance relating to the procedures for delivering your consent form, please contact the Company, by email at Camilo.Lyon@curaleaf.com.

As soon as practicable following the Solicitation Expiration Time, provided the Requisite Consent has been received, the Company and the Trustee intend to execute a supplemental indenture to the Indenture (the “Amending Agreement”) containing and implementing the Proposed Indenture Amendments, substantially in the form contained in Schedule A to the accompanying Information Circular. If the Solicitation is terminated or withdrawn for any reason, or the Requisite Consent has not been received, the Proposed Indenture Amendments will not become effective unless approved at the meeting (the “Meeting”) of the Holders to be held on August 18, 2023. If the Meeting is cancelled for any reason or the Proposed Indenture Amendments do not receive the necessary approval at the Meeting, the Proposed Indenture Amendments will not become effective.

If the Requisite Consent is received and accepted and the Amending Agreement is executed, the Proposed Indenture Amendments will be binding on all Holders (including, for certainty, those that did not provide Consent).

IMPORTANT INFORMATION

This Consent Solicitation Statement and accompanying Information Circular contain important information that should be read before any decision is made with respect to the Solicitation.

This Solicitation Statement has not been filed with or reviewed by any Canadian provincial or territorial securities commission, the SEC or any state securities commission body, or similar regulatory authority of any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of this Solicitation Statement. Any representation to the contrary is unlawful and may be an offense.

None of the Company, the board of directors of the Company (the “Board”) or Odyssey makes any recommendation as to whether or not Holders should deliver their Consent in response to this Solicitation. Each Holder must make his, her or its own decision as to whether to deliver a Consent Form and should consult his, her or its financial and other advisors in connection with such decision.

Holders who wish to Consent must deliver their properly completed and executed Consent Form to Odyssey prior to the Solicitation Expiration Time using the contact details on the back cover of this Solicitation Statement, and in accordance with the instructions set forth herein and in the Proxy and Consent Form. See “Procedures for Delivering Consent”. Beneficial Holders should not deliver a Consent Form but instead must follow the procedures of their Intermediary. See “Procedures for Delivering Consent – Consent Procedures for Beneficial Holders”. Once delivered, a Consent will be irrevocable and may not be withdrawn. See “Procedures for Delivering Consent – Irrevocability of Consents”.

Any questions regarding the terms of the Solicitation and requests for assistance relating to the procedures for delivering a Consent may be directed to the Company or Odyssey using the contact details set out above or on the back cover of the accompanying Information Circular, and/or the Consent Form. Beneficial Holders should also contact their Intermediary with questions regarding the terms of the Solicitation and for requests for assistance relating to the procedures for delivering a Consent.

This Solicitation Statement and Consent Form are being delivered to Holders as of the Consent Record Date. Copies of this Solicitation Statement and Consent Form may also be obtained without charge on request to the Company and are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

This Solicitation Statement does not constitute a solicitation of Consent in any jurisdiction in which, or from any person from whom, it is unlawful to make such solicitation under applicable laws. This Solicitation Statement does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in the United States or any other jurisdiction.

The Solicitation is not being made to, and Consents will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may in its discretion take such action as it may deem necessary to make the Consent Solicitation in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Company by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Solicitation Statement or Consent Form and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or Odyssey.

PROCEDURES FOR DELIVERING CONSENT

Holders who wish to Consent to the Proposed Indenture Amendments must complete and deliver by registered mail, mail, hand, courier or email a Consent Form to Odyssey using the contact details on the back cover of the Information Circular prior to the Solicitation Expiration Time.

Beneficial Holders should not complete and deliver a Consent Form, but must follow the Consent procedures of their respective Intermediaries. See “Procedures for Delivering Consent – Consent Procedures for Beneficial Holders”.

Delivery of Consent Forms should be made sufficiently in advance of the Solicitation Expiration Time to ensure that the Consent is received by Odyssey prior to the Solicitation Expiration Time. The Company reserves the right to receive Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of Consent.

Only Holders as of the Consent Record Date may deliver a Consent Form, and each Consent Form should, unless waived by the Company, be executed exactly the same way as the Holder’s name appears on the securities registers maintained by the Trustee.

If a Consent is given, it must relate to all Notes held by the Holder providing such Consent.

(a)	Consent Procedures for Beneficial Holders

Beneficial Holders who wish to deliver a Consent are not permitted to execute the Consent Form, but must instead instruct their Intermediaries that they wish to Consent at least 24 hours prior to the Solicitation Expiration Time. The Intermediary will be able to make a consent election electronically through the CDS system and in such event will be deemed to have delivered a Consent Form through CDS (who is the registered Holder of the applicable Notes) on behalf of the Beneficial Holder.

Beneficial Holders should promptly contact their Intermediaries and obtain and follow their Intermediaries’ instructions with respect to the applicable procedures and deadlines for providing Consent through such Intermediaries, which may be earlier than the deadlines that are set out in this Solicitation Statement. If a Beneficial Holder provides a Consent, such Beneficial Holder may not be able to trade or otherwise transfer the Notes that are the subject of such Consent.

It is the sole and exclusive responsibility of Beneficial Holders to ensure that their instructions regarding Consent are properly submitted by their Intermediary to the Trustee on or before the deadlines set forth in this Solicitation Statement and any additional deadlines set by their Intermediaries.

(b)	Irrevocability of Consent

Each Holder, by delivering a Consent Form, will agree in the Consent Form that its Consent is irrevocable and may not be withdrawn once delivered, even if the Solicitation Expiration Time is extended. A Consent by a Holder will bind such Holder and every subsequent registered holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

(c)	Consent Procedures for Purchasers of Notes After the Consent Record Date

If a person purchases Notes after the Consent Record Date and the Holder of such Notes as of the Consent Record Date previously Consented to the Proposed Indenture Amendments, such Consent of the Holder as of the Consent Record Date, and not the subsequent holder, will be eligible for acceptance by Odyssey (in its capacity as tabulation agent) if it was validly submitted. However, if a person purchases Notes after the Consent Record Date and the Holder of such Notes as of the Consent Record Date has not previously consented to the Proposed Indenture Amendments, the purchaser will be deemed to have acquired the right to Consent from the transferring Holder.

(d)	Validity of Consent

All questions as to the validity, form, eligibility, receipt and acceptance of any Consent will be resolved by the Company, whose determination will be final and binding. The Company reserves the right to reject any Consent that is not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities or conditions of delivery as to a particular Consent, which the Company may require to be cured within such time as the Company determines. None of the Company, the Board, Odyssey or any other person will have any duty to give notification of any such defects or irregularities or waiver, nor will any of them incur any liability for failure to give such notification. Deliveries of a Consent will not be deemed to have been made until such defects or irregularities have been cured or waived. The Company’s interpretation of the terms and conditions of the Solicitation (including this Solicitation Statement and the accompanying Consent Form and the instructions hereto and thereto) will be conclusive, final and binding on all parties.

EXPIRATION; EXTENSION; AMENDMENT; TERMINATION

The Solicitation will expire at 4:00 p.m. (New York time) on August 16, 2023, unless extended by the Company. The Company expressly reserves the right to extend the Solicitation Expiration Time for such period or periods as it may determine, in its sole discretion from time to time, by giving written notice to Odyssey and by making a public announcement by press release by 9:00 a.m. (New York time) on the next business day following the previously established Solicitation Expiration Time. Without limiting the manner in which any public announcement may be made, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service. During any extension of the Solicitation period, any consent delivered to Odyssey will remain effective.

The Company expressly reserves the right, at any time prior to the effective date of the Proposed Indenture Amendments, to: (i) terminate or abandon the Solicitation for any reason; (ii) extend the Solicitation Expiration Time; or (iii) amend any of the terms of the Solicitation.

If the Company makes a material change to the terms of the Solicitation or the information concerning the Solicitation, the Company will promptly disclose such amendment, modification or waiver in a manner reasonably calculated to inform Holders of the change. However, subject to the immediately preceding sentence and without limiting the manner in which the Company may choose to make such disclosure, the Company will have no obligation to publish, advertise or otherwise communicate any such disclosure other than by the timely release of such disclosure by press release through a newswire service. If the Solicitation is amended on or prior to the Solicitation Expiration Time in a manner determined by the Company in its sole discretion to constitute a material adverse change to the Holders, the Company will promptly disclose such amendment (in a manner reasonably calculated to inform Holders of the change) and, if deemed necessary by the Company, extend the Solicitation Expiration Time. In addition, the Company may, if it deems appropriate, extend the Solicitation Expiration Time for any other reason.

TERMS OF THE SOLICITATION

Upon the terms and subject to the conditions set forth in this Solicitation Statement and in the accompanying Consent Form (including the terms and conditions of any extension or amendment of the Solicitation), the Company is soliciting Consent to the Proposed Indenture Amendments from Holders. Pursuant to the Indenture, the Proposed Indenture Amendments must be consented to by Holders representing a majority of the aggregate outstanding principal amount of the Notes.

Holders who desire to Consent to the Proposed Indenture Amendments are required to validly deliver to Odyssey a properly completed Consent Form prior to the Solicitation Expiration Time.

Each Holder, by delivering a Consent Form, will agree in the Consent Form that his, her or its Consent is irrevocable and will continue once delivered, even if the Solicitation will be extended beyond the initial Solicitation Expiration Time. Subject to receipt of the Requisite Consent the Company intends to, as soon as practicable following the Solicitation Expiration Time, execute the Amending Agreement implementing the Proposed Indenture Amendments.

Subject to the terms and conditions set forth in this Solicitation Statement, the Company reserves the right, in its sole discretion, in accordance with the terms hereof, to extend or terminate the Solicitation, or to otherwise amend the Solicitation in any respect. See “Expiration; Extension; Amendment; Termination”.

If the Requisite Consent is received and accepted and the Amending Agreement is executed, the Proposed Indenture Amendments will be binding on all Holders (including, for certainty, those that did not provide Consent). If the Solicitation is terminated or withdrawn for any reason, the Proposed Indenture Amendments will not become effective unless approved at the Meeting. If the Meeting is cancelled for any reason or the Proposed Indenture Amendments do not receive the necessary approval at the Meeting, the Proposed Indenture Amendments will not become effective.

Beneficial Holders who wish to provide a Consent and whose Notes are held in the name of a bank, brokerage firm, trust company or other intermediary (each, an “Intermediary”) that is a participant in CDS, must contact such Intermediary and instruct such Intermediary that they wish to provide a consent. See “Procedures for Delivering Consent – Consent Procedures for Beneficial Holders”.

The Solicitation is being made to all Holders. The Company is not aware of any jurisdiction in which the making of the Solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the making of the Solicitation would not be in compliance with applicable law, the Company may use reasonable efforts to comply with any such law. If the Company cannot or does not comply with any such law, the Solicitation will not be made to (nor will deliveries of Consent be accepted from or on behalf of) the Holders residing in such jurisdiction.

Information contained in this Solicitation Statement is given as of July 14, 2023.

CURALEAF HOLDINGS, INC.

INFORMATION CIRCULAR

General

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) of consents in respect of the consent solicitation (the “Consent Solicitation”) and proxies for use at the meeting (the “Meeting”) of the holders of senior secured notes due 2024 (the “Notes”) of the Company issued pursuant to the indenture between the Company and Odyssey Trust Company (the “Trustee” or “Odyssey”), dated as of December 15, 2021 (the “Original Indenture”), as amended by the first supplemental trust indenture made as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”), to be held on August 18, 2023 at 9:00 a.m. (New York time) at 420 Lexington Ave, Suite 2035, New York, New York, United States of America, 10170 and any adjournments or postponements thereof, for the purposes set forth in the accompanying notice of Meeting (the “Notice of Meeting”).

You may attend the Meeting in person or, alternatively, vote by proxy (if you are a registered Holders) or by following the instructions on the voting information form (if you are a beneficial Holder), in each case, by following the applicable directions.

While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally, or by telephone, email or other electronic means, by directors, officers and employees of the Company who will not be specifically remunerated for such efforts. If you have any questions, or require assistance completing the instrument of proxy or other voting instruction form, please contact the Company by email at Camilo.Lyon@curaleaf.com. No person has been authorized to give any information or make any representation in connection with the Proposed Indenture Amendments (as defined below) or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company or the Trustee.

As used herein, the term “Holder” means each person that is shown on the records of the Trustee as a registered holder of Notes, other than any Affiliates of the Company (as such term is defined in the Indenture), as of 5:00 p.m. (New York time) on July 19, 2023 (the “Record Date”). As at the Record Date, a nominee of CDS Clearing and Depository Services Inc. (“CDS”) was the registered Holder of substantially all of the outstanding Notes.

The Company is involved (through its licensed subsidiaries and managed entities) in the cannabis industry in the U.S. where state and local laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, transport, sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which includes the use of “Curaleaf” owned brands and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine, Michigan and Missouri.

Information contained in this Information Circular is given as of July 14, 2023, unless otherwise specifically stated.

Voting Rights

As at the date hereof, approximately US$475,000,000 aggregate principal amount of Notes are issued and outstanding. Each US$1.00 principal amount of Notes entitles the Holder of record as of the Record Date to one vote at the Meeting.

Participation in the Meeting

Registered Holders and duly appointed proxyholders who participate in the Meeting will be able to ask questions and, as applicable, vote, provided they comply with all of the requirements set out in the sections below entitled “Voting of Proxies” and “Asking Questions”. Beneficial Holders who have not duly appointed themselves as their proxy will be able to attend the Meeting in person only as guests but not be able to participate, ask questions or vote at the Meeting.

Appointment of Proxies

The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and officers of the Company (the “Curaleaf proxyholders”). Each Holder has the right to appoint a person other than the Curaleaf proxyholders to represent such Holder at the Meeting (including Beneficial Holders (as defined below) who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “third party proxyholder”), the Holder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder, as described below.

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form.

If you are a Beneficial Holder and wish to participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary and register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a Beneficial Holder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Trustee.

A proxy will not be valid unless the completed form of proxy or voting instruction form is received by the Trustee (Odyssey Trust Company, Attn: Proxy Department, 300 5th Avenue S.W., Suite 1230, Calgary, Alberta T2P 3C4) by August 16, 2023. The deadline for deposit of proxies may be waived or extended by the chairperson of the Meeting at his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy or voting instruction form will, on any ballot that may be called for, vote the Notes in respect of which they are appointed as proxies in accordance with the instructions of the Holders appointing them. If a Holder specifies a choice with respect to any matter to be acted upon, the Notes will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the Holder, the Notes will be voted FOR the Resolution (as defined below and as set out in Schedule B hereto).

The enclosed form of consent and proxy form or voting instruction form confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the persons named in the enclosed form of proxy or voting instruction form will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting.

Voting of Proxies

Holders may vote by proxy before the Meeting or vote at the Meeting, as described below:

Voting by proxy before the Meeting

Holders may vote before the Meeting by completing the form of proxy or voting instruction form in accordance with the instructions provided therein. Beneficial Holders should also carefully follow all instructions provided by their intermediaries to ensure that their Notes are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the Meeting in person and vote on your behalf.

The Curaleaf proxyholders named in the enclosed form of proxy or voting instruction form will vote the Notes in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be a Holder. See the section above entitled “Appointment of Proxies”.

There are two ways for registered Holders to vote by proxy before the Meeting:

(a)	EMAIL – You may vote by completing, signing and returning the consent and proxy form by email to corptrust@odysseytrust.com.

(b)	Return your form of proxy by mail – You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.

Proxies, whether submitted through email or by mail as described above, must be received by the Trustee (Odyssey Trust Company, Attn: Proxy Department, 300 5th Avenue S.W., Suite 1230, Calgary, Alberta T2P 3C4) no later than 4:00 p.m. (New York time) on August 16, 2023 or the second business day preceding the date of any adjournment(s) thereof or postponement(s) of the Meeting. Your Notes will be voted in accordance with your instructions as indicated on the proxy. The deadline for the deposit of proxies may be waived or extended by the chairperson of the Meeting at his or her discretion, without notice.

Voting at the Meeting

Registered Holders may vote at the Meeting by completing a ballot during the Meeting.

Beneficial Holders who have not duly appointed themselves as their proxy will be able to attend the Meeting in person only as guests but not be able to participate, ask questions or vote at the Meeting. This is because the Company and the Trustee do not have a record of the Beneficial Holders, and, as a result, will have no knowledge of Beneficial Holders’ holdings or entitlement to vote unless they appoint themselves as your proxy. If you are a Beneficial Holder and wish to vote at the Meeting, you have to appoint yourself as your proxy, by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your intermediary. See the section entitled “Appointment of Proxies”.

Asking Questions

Questions pertinent to Meeting matters will be answered during the Meeting, subject to time constraints of two-minute limits per question and two questions per Holder. Questions that are unrelated to the proposal(s) under discussion, use blatantly offensive language or are regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, will not be answered by the chairperson or management.

Advice to Beneficial Holders of Notes

If you hold a beneficial interest in Notes registered to CDS (referred to herein as a “Beneficial Holder”) you should promptly contact your broker or other intermediary and obtain and follow their instructions with respect to voting.

Applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of meetings. Every broker and intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Notes are voted at the Meeting. You should contact your broker or other intermediary to obtain instructions and a voting instruction form to complete and return to your broker or other intermediary.

A Beneficial Holder receiving a voting instruction form from its broker or other intermediary cannot use that voting instruction form to vote Notes directly at the Meeting. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Notes registered in the name of the nominee of CDS, a Beneficial Holder may attend the Meeting as a proxyholder and vote Notes in that capacity. If a Beneficial Holder wishes to attend the Meeting to vote in person, such Holder must do so as proxyholder for the registered holder. See “Appointment of Proxies”.

A Beneficial Holder may revoke a voting instruction form provided by its broker or other intermediary in accordance with the instructions provided therein.

Quorum

A quorum at the Meeting is Holders of at least 25% of the aggregate principal amount of Notes then outstanding present in person or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for the holding of the Meeting, the Meeting may be adjourned to the same day in the next week (unless such day is not a Business Day (as defined in the Indenture), in which case the Meeting shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned Meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that Holders representing less than 25% of the aggregate principal amount of Notes then outstanding may not be present at the adjourned Meeting. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Amendment, Cancellation or Termination of the Meeting

The Company reserves the right to amend or vary the terms of the solicitation of proxies and voting instructions at any time prior to the Meeting by notifying Holders by making a public announcement by press release relating to such amendment or variation.

The Company also reserves the right to cancel or terminate the Meeting, in its sole discretion, for any reason whatsoever by making a public announcement by press release relating to such decision. Consent for the Proposed Indenture Amendments is concurrently being sought from Holders pursuant to the Company’s concurrent consent solicitation under its Consent Solicitation Statement dated July 14, 2023 (the “Solicitation Statement”), which has been delivered to Holders concurrent with this Information Circular. If Consent for the Proposed Indenture Amendment is obtained from Holders prior to August 16, 2023 (or such other date if the Company extends the deadline for the Consent Solicitation), then the Company intends to promptly cancel the Meeting.

Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service.

Information for U.S. Holders

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States with respect to securities of a Canadian issuer in accordance with the applicable terms of the Indenture. Holders in the United States should be aware that such terms of the Indenture are different from United States laws applicable to proxy statements under the Exchange Act. In addition, tax considerations applicable to persons subject to U.S. taxation have not been included in this Information Circular and there may be material United States tax consequences for persons subject to U.S. taxation in connection with the Proposed Indenture Amendments. Such Holders should consult their tax advisors to determine the particular tax consequences to them in connection with the Proposed Indenture Amendments.

PURPOSE OF THE MEETING

The Company has called the Meeting to obtain approval of the Proposed Indenture Amendments, which are set out in more detail below. See “Proposed Indenture Amendments”.

PROPOSED INDENTURE AMENDMENTS

The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company, and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York, New York. As of June 30, 2023, domestically, the Company had operations in 19 states, and operated 152 dispensaries, 27 cultivation sites, and 30 processing sites with a focus on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, Ohio, Pennsylvania, Utah and Vermont. In Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the U.K. and Germany and licensed medical cannabis distribution in the U.K., Germany, and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Italy and Poland.

Notwithstanding the fact that various states in the U.S. have implemented laws or have otherwise legalized the use of cannabis, the use of cannabis remains illegal under U.S. federal law for any purpose, by way of the Controlled Substances Act. Given the Company’s cannabis activities in the U.S. it has been precluded from listing its securities on certain stock exchanges with more rigorous regulatory restrictions, such as the TSX, as further described below. The subordinate voting shares of the Company (the “SVS”) are currently listed on the Canadian Securities Exchange under the ticker symbol “CURA”.

On October 16, 2017, the Toronto Stock Exchange (the “TSX”) provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review.

On May 1, 2023, the Company announced its intention to list on the TSX.

In connection with the Company’s strategic initiatives, including its proposed listing of the SVS on the TSX (the “Listing”), the authorized capital of Curaleaf USA would be amended to provide for Class A non-voting shares (the “Class A Shares”) and Class B voting shares (the “Class B Shares”). The current common stock of Curaleaf USA held by the Company will then be exchanged for Class A Shares, and a third-party investor (the “Investor”) will subscribe for all of the Class B Shares for an aggregate consideration to be negotiated between the Company and the Investor, the foregoing forming part of the “Reorganization”.

To support the Company’s ability to retain negative control over Curaleaf USA, both Curaleaf USA and the Company would enter into a protection agreement (the “Protection Agreement”) providing for certain obligations and negative covenants in favor of the Company, including:

a)	the right for the Company to appoint two (2) out of four (4) directors of Curaleaf USA, including the chairperson carrying a casting vote;

b)	the retention by the Company of veto rights over business plans and material transactions as well as senior staffing decisions; and

c)	notice and information rights in favor of the Company, ensuring its compliance with its continuous disclosure requirements under Canadian securities laws.

The Company and the Investor, as shareholders of Curaleaf USA, would also enter into a shareholders’ agreement (the “Shareholders’ Agreement”) providing for equivalent protections as those provided in the Protection Agreement.

As a result of the Listing, it is anticipated that Curaleaf USA and the Company would be subject to certain restrictions on cash transfers, whereby, amongst other things, (i) the Company would be prohibited from flowing any cash to Curaleaf USA and its U.S. subsidiaries with ongoing business activities that violate U.S. federal law regarding cannabis, and (ii) Curaleaf USA and such U.S. subsidiaries would be prohibited from flowing any cash to the Company, whether by way of dividend or otherwise. However, it is currently expected that Curaleaf USA would have the ability to utilize cash to acquire Notes and/or pay interest directly or on behalf of the Company, as more fully described under “Proposed Indenture Amendments” below.

The Company has explored various alternatives to implement the Reorganization in order to achieve the Listing while minimizing impacts on Holders’ rights under the Indenture, preserving the collateral for the benefit of Holders as required under the Indenture, and ensuring all relevant parties within the Company’s group that are required to act as guarantors under the Indenture remain guarantors.

All statements herein regarding the substance of any provision of the Indenture are qualified in their entirety by reference to the Indenture. Copies of the Indenture are available upon request from the Company, by email at Camily.Lyon@curaleaf.com and on the Company’s profile on SEDAR at www.sedar.com.

The Company is proposing to:

(a)	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization;

(b)	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

(c)	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined in the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

(d)	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

(e)	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf USA (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements; and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

(f)	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its Restricted Subsidiaries, including Curaleaf USA, to make such payments to Holders. With regards to the foregoing, the Company would amend:

a.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

b.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal;

c.	section 2.17 of the Indenture with regards to the opening of accounts by Restricted Subsidiaries; and

d.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to redemption or purchase of the Notes by a Restricted Subsidiary;

(g)	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and Curaleaf USA (and U.S. subsidiaries thereof) imposed by the TSX will not be prohibited under the Indenture;

(h)	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary in lieu of the Company to make a Change of Control Offer, Asset Sale Offer or Advance Offer, the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

(i)	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with mergers and amalgamations will not apply to the Reorganization.

Resolution of Noteholders

At the Meeting, Holders will be asked to pass a resolution (the “Resolution”) approving the Proposed Indenture Amendments. The full text of the Resolution is set forth in Schedule B.

To be effective, the Resolution must be passed by Holders representing at least a majority of the principal amount of the Notes represented in person or represented by proxy at the Meeting.

As of the date of this Information Circular, approximately US$475,000,000 aggregate principal amount of Notes are outstanding.

As soon as practicable following the Meeting, provided the Resolution is passed, the Company and the Trustee intend to execute a supplemental indenture to the Indenture (the “Amending Agreement”) implementing the Proposed Indenture Amendments, substantially in the form contained in Schedule A hereto. Alternatively, if the Holders approve the Proposed Indenture Amendments under the Consent Solicitation, the Company and the Trustee intend to execute the Amending Agreement implementing the Proposed Indenture Amendments and promptly cancel the Meeting.

CONDITIONS TO THE SOLICITATION

Notwithstanding any other provisions of the Solicitation and in addition to (and not in limitation of) the Company’s right to extend and/or amend the Solicitation, the Company may terminate the Solicitation if the Amending Agreement Condition will not have been satisfied. The “Amending Agreement Condition” means receipt and acceptance by the Company of the Requisite Consent with respect to the Proposed Indenture Amendments and the execution of the Amending Agreement.

The directors of the Company may, if they determine it is in the best interest of the Company, not proceed with the Proposed Indenture Amendments, notwithstanding that the Amending Agreement Condition has been fulfilled.

FEES AND EXPENSES

The Company will pay the Trustee customary fees for their services in connection with the Meeting and will reimburse the Trustee for their reasonable out-of-pocket expenses in connection therewith.

CURRENCY

All references herein to “$” are references to United States dollars, the lawful currency of the United States of America, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Information Circular contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. In particular, any statement, express or implied, regarding future actions, conditions or events or future results is forward-looking information. Forward-looking information is not a guarantee of performance. Examples of such forward-looking information in this Information Circular include, but are not limited to, statements with respect to the Consent, the Solicitation, the Company’s ability to obtain the Resolution and the Requisite Consent, the execution of the Amending Agreement, the anticipated impacts of the Proposed Indenture Amendments, the Reorganization, the Listing, the Protection Agreement and the Shareholders’ Agreement.

Readers should not place undue reliance on any forward-looking information. While the Company anticipates that subsequent events and developments may cause its views to change, it does not have an intention to update any forward-looking information contained in this Information Circular, except as expressly required by applicable law.

SCHEDULE A

FORM OF AMENDING AGREEMENT

See attached.

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF THE [●] DAY OF [●], 202[●]

BETWEEN

CURALEAF hOLDINGS, INC., AS ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

THIS SECOND SUPPLEMENTAL INDENTURE made as of the [●] day of [●], 202[●]

BETWEEN:

CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (hereinafter called the “Issuer”);

AND

ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Base Indenture”), dated as of December 15, 2021, providing for the issuance of Notes, as supplemented by a first supplemental indenture executed and delivered to the Trustee dated as of December 21, 2021 (the “First Supplemental Indenture”).

AND WHEREAS in connection with the proposed listing of the Issuer’s subordinate voting shares on the Toronto Stock Exchange, the Issuer wishes to implement a reorganization of its U.S. cannabis assets.

AND WHEREAS in order to facilitate the implementation of such reorganization, the Issuer wishes to amend the Indenture as further described herein.

AND WHEREAS Section 12.1 of the Indenture provides that with the affirmative votes of the Holders of at least a majority in principal amount of the Notes outstanding under the Indenture represented and voting at a meeting of Holders (including, without limitation, Holders of Additional Notes, if any), or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding, the Indenture, the Notes and the Guarantees may each be amended in order to implement the amendments herein provided.

AND WHEREAS the amendments described herein have been approved by a resolution in writing of the Holders of at least a majority in principal amount of the Notes outstanding.

AND WHEREAS the execution, acknowledgement and delivery of this second supplemental indenture (the “Second Supplemental Indenture”) has been duly authorized by a resolution of the directors of the Issuer.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Article 1
INTERPRETATION

1.1	Definitions and Interpretation

In this Second Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms used but not defined in this Second Supplemental Indenture (including the recitals hereto) shall have the meanings specified in the Indenture. This Second Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Indenture. When entered into by the parties, this Second Supplemental Indenture shall be supplemental to, part of and read together with the Indenture as a single instrument.

If any term or provision contained in this Second Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Second Supplemental Indenture shall govern.

When used in this Second Supplemental Indenture, the term “Indenture” means the Base Indenture as supplemented by the First Supplemental Indenture.

Article 2
AMENDMENTS

The Indenture shall be amended in accordance with the amendments set forth in this Article 2 (language being inserted is evidenced by bold and underline formatting (indicated textually in the same manner as the following example: bold and underline formatting) and language being deleted from is evidenced by strike-through formatting (indicated textually in the same manner as the following example: ~~strike-through formatting~~).

2.1	Amendments to Article 1 “Interpretation” of the Indenture

Section 1.1 “Definitions” of the Indenture is amended as follows:

(1)	The definition of “Asset Sales” in Section 1.1 of the Indenture is amended by adding, after paragraph (r) and before paragraph (s) of such definition, the following new paragraph (r.1):

“(r.1) any transaction undertaken or completed in connection with or as a result of the Reorganization;”

(2)	The definition of “Change of Control” in Section 1.1 of the Indenture is amended by adding the following sentence at the end of such definition:

“Notwithstanding anything to the contrary in this Indenture, the transactions undertaken or completed in connection with or as a result of the Reorganization shall not, for any purposes hereof, constitute a Change of Control.”

(3)	The definition of “Disqualified Stock” in Section 1.1 of the Indenture is amended and restated in its entirety as follows:

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer or a Restricted Subsidiary thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

(4)	After the definition of “Lien” and before the definition of “LVTS” in Section 1.1 of the Indenture, the following definition is added:

““Listing” means the listing and posting for trading of the subordinate voting shares of the Issuer on the Toronto Stock Exchange, and transactions ancillary thereto.”

(5)	The definition of “Permitted Investments” in Section 1.1 of the Indenture is amended by adding, after paragraph (z) and before paragraph (aa) of such definition, the following new paragraph (z.1):

“(z.1) any transaction undertaken or completed in connection with or as a result of the Reorganization;”

(6)	The definition of “Subsidiary” in Section 1.1 of the Indenture is amended and restated in its entirety as follows:

“Subsidiary” means, with respect to any specified Person:

(a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); ~~and~~

(b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof); or

(c) any other Person whose financial results are consolidated in the financial statement of that specified Person.”

(7)	After the definition of “Remaining Scheduled Payments” and before the definition of “Replacement Assets” in Section 1.1 of the Indenture, the following definition is added:

““Reorganization” means any transaction or series of transactions pursuant to which (a) the Issuer would exchange or replace the Voting Stock it holds in Curaleaf, Inc. (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf, Inc. (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf, Inc. (or such parent company or subsidiary thereof) would continue to be consolidated with the Issuer’s financial statements; and further provided that any transaction undertaken to unwind the aforementioned transaction, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, shall be deemed to form part of the Reorganization.”

2.2	Amendments to Article 2 “The Notes” of the Indenture

Article 2 “The Notes” of the Indenture is amended as follows:

(1)	Section 2.12(e) of the Indenture is amended and restated in its entirety as follows:

“(e) Wherever in this Indenture, any Supplemental Indenture or any Note there is a mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made. In addition, wherever in this Indenture, any Supplemental Indenture or any Note (including for greater certainty under Sections 6.1 and 7.3) there is a mention, in any context, of the payment of interest by the Issuer or the taking by the Issuer of any action relating to the payment of interest, such mention is deemed to allow the payment of interest or the taking of any such action to be made directly or indirectly by a Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(2)	Section 2.13 “Payments of Amounts due on Maturity” is amended by adding a new subsection 2.13(c) to read as follows:

“(c) Wherever in this Indenture, any Supplemental Indenture or any Note (including for greater certainty under Sections 6.1 and 7.3) there is a mention, in any context, of the payment of principal by the Issuer or the taking by the Issuer of any action relating to the payment of principal, such mention is deemed to allow the payment of principal or the taking of any such action to be made directly or indirectly by a Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(3)	Section 2.17 of the Indenture is amended and restated in its entirety as follows:

“2.17      Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer or any Restricted Subsidiary thereof, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer or the applicable Restricted Subsidiary thereof hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.”

2.3	Amendments to Article 3 “Terms of the 2026 Notes” of the Indenture

Section 3.7 “Optional Redemption” is amended by adding a new subsection 3.7(f) to read as follows:

“(f) Wherever in this Section 3.7 there is a mention, in any context, of the redemption by the Issuer of the 2026 Notes or of any action relating to such redemption, such mention is deemed to allow the payment of the relevant redemption price for the 2026 Notes or the taking of any such action, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.4	Amendments to Article 5 “Redemption and Purchase of Notes” of the Indenture

Article 5 “Redemption and Purchase of Notes” is amended by adding a new Section 5.11 to read as follows:

“5.11      Redemption by a Restricted Subsidiary

Wherever in this Article 5 or elsewhere in this Indenture, any Supplemental Indenture or any Note there is a mention, in any context, of the redemption or purchase by the Issuer of Notes or of any action relating to such redemption, such mention is deemed to allow the payment of the relevant redemption price for any such Notes or the taking of any such action, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.5	Amendments to Article 6 “Covenants of the Issuer” of the Indenture

Article 6 “Covenants of the Issuer” is amended as follows:

(1)	Section 6.1 “Payment of Principal, Premium, and Interest” is amended by adding a new subsection (c) to read as follows:

“(c) For greater certainty, any Restricted Subsidiary of the Issuer may, directly or indirectly, fulfill any of the obligations of the Issuer under this Section 6.1.”

(2)	Section 6.11(b) is amended by adding, after paragraph (iii) and before paragraph (iv) of such Section, the following new paragraph (iii.1):

“(iii.1) existing as a result of the Reorganization or otherwise existing under, by reason of or with respect to the rules, policies or guidelines of any stock exchange on which any class of Capital Stock of the Issuer is listed for trading;”

(3)	Section 6.15 “Repurchase at the Option of Holders – Change of Control” is amended by adding a new subsection (k) to read as follows:

“(k) Wherever in this Section 6.15 there is a mention, in any context, of a Change of Control Offer or a Change of Control Payment or of any action relating thereto, such mention is deemed to allow the making of any such Change of Control Offer, the payment for such Change of Control Payment, or the taking of any such action, in each case, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(4)	Section 6.16 “Repurchase at the Option of Holders – Asset Sales” is amended by adding a new subsection (i) to read as follows:

“(i) Wherever in this Section 6.16 there is a mention, in any context, of an Asset Sale Offer or an Advance Offer or of any action relating thereto, such mention is deemed to allow the making of any such Asset Sale Offer or Advance Offer, the payment for such Asset Sale Offer or Advance Offer, or the taking of any such action, in each case, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.6	Amendments to Article 10 “Successors to the Issuer and the Restricted Subsidiaries” of the Indenture

Section 10.1(c)(ii) of the Indenture is amended and restated in its entirety as follows:

“(ii) any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets (A) between or among the Issuer and/or its Restricted Subsidiaries, that are Guarantors, or (B) any transaction undertaken or completed in connection with or as a result of the Reorganization.”

Article 3
MISCELLANEOUS PROVISIONS

3.1	Confirmation of Indenture

On the date hereof, the Indenture shall be supplemented in accordance with this Second Supplemental Indenture, and this Second Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by this Second Supplemental Indenture, shall remain in full force and effect as supplemented by this Second Supplemental Indenture and is in all respects ratified and confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this Second Supplemental Indenture.

3.3	Execution

This Second Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Second Supplemental Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Second Supplemental Indenture by such party.

3.4	Formal Date

For the purpose of convenience, this Second Supplemental Indenture may be referred to as bearing the formal date of the [●] day of [●], 202[●] irrespective of the actual date of execution hereof.

3.5	Applicable Law

This Second Supplemental Indenture and the New Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

[The remainder of this page is intentionally left blank]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

Issuer	CURALEAF HOLDINGS, INC.

By:
		Name:	Matt Darin
		Title:	Chief Executive Officer

Trustee	ODYSSEY TRUST COMPANY

By:
		Name:	Dan Sanders
		Title:	President, Corporate Trust

By:
		Name:	Amy Douglas
		Title:	Director, Corporate Trust

[Signature Page to Second Supplemental Indenture]

SCHEDULE B

RESOLUTION

BE IT RESOLVED THAT:

1.	Curaleaf Holdings, Inc. (the “Company”) and Odyssey Trust Company (the “Trustee”) be and are hereby authorized to enter into and perform their respective obligations under a second supplemental indenture (the “Second Supplemental Indenture”) to be entered into between the Company and the Trustee at such time as may be determined by the Company, in its sole discretion, pursuant to which the trust indenture dated as of December 15, 2021 (the “Original Indenture”), as amended by the first supplemental indenture made as of December 21, 2021 (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”) governing the 8.0% senior secured notes due December 15, 2026 (the “Notes”) of the Company shall be supplemented and amended to :

a)	amend the definition of “Asset Sales” in section 1.1 of the Indenture to include any transaction undertaken or completed in connection with or as a result of the Reorganization (as defined in the Second Supplemental Indenture);

b)	amend the definition of “Change of Control” in section 1.1 of the Indenture to provide that the transactions undertaken or completed in connection with or as a result of the Reorganization will not constitute a Change of Control for any purposes under the Indenture;

c)	amend the definition of “Disqualified Stock” in section 1.1 of the Indenture in order to provide that any Capital Stock (as defined under the Indenture) that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or a Restricted Subsidiary (as defined in the Indenture) thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with section 6.9 of the Indenture;

d)	amend the definition of “Subsidiary” in section 1.1 of the Indenture to include any other Person (as defined under the Indenture) whose financial results are consolidated in the financial statement of that specified Person;

e)	define “Reorganization” in section 1.1 of the Indenture as any transaction or series of transactions pursuant to which (a) the Company would exchange or replace the Voting Stock (as defined in the Indenture) it holds in Curaleaf, Inc. (“Curaleaf USA”) (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf USA (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests or Notes held in the Issuer for such Voting Stock), and (c) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the listing (the “Listing”) of the Company’s subordinate voting shares on the Toronto Stock Exchange (the “TSX”); provided that, further to such transactions, the financial results of Curaleaf USA (or such parent company or subsidiary thereof) would continue to be consolidated with the Company’s financial statements, and further provided that any transaction undertaken to unwind the aforementioned transaction or to terminate the Listing, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, will be deemed to form part of the Reorganization;

f)	amend certain provisions under the Indenture providing for the mechanics of the payment of principal, interest and redemption amounts to allow the Company or any of its subsidiaries, including Curaleaf USA, to make such payments to holders of the Notes. With regards to the foregoing, the Company would amend:

a.	sections 2.12(e) and 6.1 of the Indenture with regards to payment of interest or the taking of any action relating to the payment of interest;

b.	section 2.13 of the Indenture with regards to payment of principal or the taking of any action relating to the payment of principal; and

c.	section 3.7 of the Indenture with regards to the payment of the relevant redemption price for the Notes and section 5.11 of the Indenture with regards to redemption or purchase of the Notes by a Restricted Subsidiary;

g)	amend section 2.17 of the Indenture to provide that the Company represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with the Indenture, for or to the credit of the Company or any Restricted Subsidiary thereof, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Company or the applicable Restricted Subsidiary thereof hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party;

h)	amend section 6.11(b) of the Indenture to clarify that all restrictions on the flow of monies (including restrictions on dividends and loans) between the Company and Curaleaf USA (and U.S. subsidiaries thereof) imposed by the TSX will not be prohibited under the Indenture;

i)	amend sections 6.15 and 6.16 of the Indenture to allow any Restricted Subsidiary in lieu of the Company to make a Change of Control Offer (as defined in the Indenture), Asset Sale Offer (as defined in the Indenture) or Advance Offer (as defined in the Indenture), the payment for such Change of Control Offer, Asset Sale Offer or Advance Change Offer, or the taking of any such action, in each case, directly or indirectly; and

j)	amend section 10.1(c)(ii) of the Indenture to provide that section 10.1 of the Indenture dealing with mergers and amalgamations will not apply to the Reorganization;

all such amendments being more fully described in the Second Supplemental Indenture.

2.	Any single director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver the Second Supplemental Indenture and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution, the Reorganization, the Second Supplemental Indenture and the matters authorized hereby and thereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

3.	Any single director or officer of the Trustee be and is hereby authorized, for and on behalf of the Company, to execute and deliver the Second Supplemental Indenture and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution, the Reorganization, the Second Supplemental Indenture and the matters authorized hereby and thereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

4.	The directors of the Company are authorized, if they determine it is in the best interest of the Company, not to proceed with the amendments authorized by this resolution.

Tabulation Agent:

Odyssey Trust Company

By Registered Mail, Mail, Hand or Courier

300 5th Avenue S.W., Suite 1230
Calgary, Alberta T2P 3C4

Attention: Corporate Trust Department

Inquiries

Telephone: 1-888-290-1175
E-Mail: corptrust@odysseytrust.com